Exhibit 28


FOR INFORMATION CONTACT:

Arthur J. Benvenuto                                    Gail K. Naughton, Ph.D.
Chairman and Chief Executive Officer     President and Chief Operating Officer
619/450-5735                                                      619/450-5731

Jack D. Strube                                          Gary D. Gentzkow, M.D.
Executive Director, Finance      Executive Director, Worldwide Medical Affairs
619/450-5802                                                      619/450-5836


FOR IMMEDIATE RELEASE
---------------------

                FDA RESPONDS TO PREMARKET APPROVAL APPLICATION

La Jolla, CA, June 11, 1998 - Advanced Tissue Sciences, Inc. (Nasdaq: ATIS) and its joint venture partner, Smith & Nephew plc, announced today that the U.S. Food and Drug Administration (FDA) has requested an additional controlled clinical trial be completed in support of their Premarket Approval (PMA) application of Dermagraft(R) in the treatment of diabetic foot ulcers. The design of the trial, including the number of patients to be enrolled, is currently under discussion with the FDA. Subject to the outcome of these discussions, the Company believes the additional data required by the FDA could be available approximately twelve to twenty-four months after trial initiation, assuming a reasonable rate of patient enrollment and data consistent with the previous PMA submission. Separately, the FDA also suggested that a Treatment Investigational Device Exemption (IDE) be submitted. The Treatment IDE is a new regulatory provision for devices that permits companies to make available promising new products under an agreed clinical protocol to patients with serious diseases for which there is no satisfactory alternative.

In January 1998, an FDA advisory panel recommended approval of Dermagraft in the United States with the condition that Advanced Tissue Sciences perform a post-marketing study to confirm efficacy and provide physician training. However, since the panel meeting, the FDA continued to raise concerns about basing approval on a retrospective analysis on a subset of the data together with a post-marketing study to confirm efficacy, and has indicated the PMA application is not approvable without supportive data from the additional clinical trial.

The FDA indicated that it had considered their advisory panel's recommendation. However, the FDA believes the additional data are needed prior to approval, rather than post-approval as had been recommended by the advisory panel. Specifically, the FDA stated, "The data you have provided demonstrate that Dermagraft shows promise for the effective treatment of diabetic foot ulcer patients. This potential benefit was further reinforced with your analysis of [the] narrow range MTT Dermagraft patients. However, to place your PMA in approvable form, FDA believes that data from a prospective, randomized concurrently-controlled, multi-center clinical study is necessary to evaluate the safety and effectiveness of the narrow MTT range Dermagraft."

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"We are obviously disappointed the FDA elected not to follow their advisory panel's recommendation for conditional approval. While we strongly believe the existing data support the safety and effectiveness of Dermagraft, we are now moving forward aggressively to provide the additional data requested by the FDA," said Arthur J. Benvenuto, Chairman and Chief Executive Officer of Advanced Tissue Sciences. "We do, however, appreciate the FDA's proposal to consider making Dermagraft available to patients prior to approval under a Treatment IDE. This approach should provide an opportunity for leading physicians and patients in need to have access to this exciting new treatment alternative."

In referring to the proposed Treatment IDE the FDA noted, "Because your data have shown the promise of your device in the narrow biologically active MTT range, we believe that a treatment IDE for patients may also be appropriate and furthermore suggest you pursue approval of such an IDE at the same time you are gathering prospective data in support of your narrow MTT range product in a separate clinical trial."

The PMA application was based on the results from a subset of the patients in a controlled pivotal clinical trial receiving Dermagraft within a therapeutic range identified retrospectively from the clinical trial. In the trial, each of the Dermagraft-treated patients received one piece of Dermagraft weekly for up to eight weeks. The primary endpoint was complete wound closure at twelve weeks. At twelve weeks, 50.8% (31 of 61) of the evaluable Dermagraft patients receiving product within the identified therapeutic range achieved complete healing as compared to 31.7% (40 of 126) of the evaluable patients treated with conventional therapy. Data from a supplemental clinical trial that did not include a control group, using Dermagraft within the therapeutic range, was consistent with the controlled pivotal trial with 51.3% (20 of 39) of the evaluable Dermagraft patients achieving complete healing at twelve weeks.

"Although this decision will mean a delay before the U.S. launch, our growing experience with Dermagraft confirms our confidence in this ground breaking technology," said Chris O'Donnell, Chief Executive of Smith & Nephew. "Dermagraft has been commercialized in a number of countries, including Canada and the United Kingdom, achieving an enthusiastic response from clinicians and excellent healing results with patients from an increasing number of clinics."

Advanced Tissue Sciences and Smith & Nephew are pursuing the worldwide commercialization of Dermagraft through a fifty-fifty joint venture formed in April 1996. The joint venture was expanded in January 1998 to include the worldwide development and marketing of Dermagraft and Dermagraft-TC(R), and future product developments, for venous and pressure ulcers, burns and other skin wounds. Under the joint venture agreement, Advanced Tissue Sciences has principal responsibility for manufacturing and Smith & Nephew has primary responsibility for the worldwide sales and marketing of the joint venture's products. Clinical trials of Dermagraft in the treatment of venous and pressure ulcers are currently being designed by the joint venture.

Separately, Advanced Tissue Sciences reported it requested a re-inspection of its manufacturing facility. The FDA has advised the Company that it has scheduled the re-inspection for August 1998. As previously announced, the Company has continued to manufacture and, based on product availability, ship and distribute both Dermagraft and Dermagraft-TC, where approved.

THE MATTERS DISCUSSED IN THIS PRESS RELEASE INVOLVE RISKS AND UNCERTAINTIES. IN PARTICULAR, THE COMPANY WILL NEED TO SUCCESSFULLY COMPLETE AN ADDITIONAL CONTROLLED CLINICAL TRIAL OF DERMAGRAFT IN THE TREATMENT OF DIABETIC FOOT ULCERS AND SUBMIT A REVISED PREMARKET APPROVAL APPLICATION TO THE FDA. NO ASSURANCE CAN BE GIVEN THAT THE FDA WILL APPROVE THE ADDITIONAL CLINICAL TRIAL AS DESIGNED, THE COMPANY WILL SUCCESSFULLY COMPLETE THE CLINICAL TRIAL, THE CLINICAL TRIAL WILL BE COMPLETED WITHIN ANY SPECIFIC TIMEFRAME OR THE COMPANY WILL OBTAIN FDA OR OTHER REGULATORY APPROVALS OF DERMAGRAFT (OR THAT ANY SUCH APPROVALS WILL BE OBTAINED ON A TIMELY BASIS). IN ADDITION, THERE CAN BE NO ASSURANCE THE COMPANY CAN SUCCESSFULLY SCALE UP MANUFACTURING PROCESSES, LAUNCH ITS PRODUCTS WITHIN REASONABLE TIMEFRAMES, OBTAIN REIMBURSEMENT FOR, OR SUCCESSFULLY COMMERCIALIZE ANY SUCH PRODUCT. COMMENTS IN REGARD TO THE COMPANY'S MANUFACTURING FACILITY RELATE TO AN INSPECTION BY THE FDA IN MARCH 1998 IN WHICH THE FDA NOTIFIED THE COMPANY OF NUMEROUS OBJECTIONABLE OBSERVATIONS WITH RESPECT TO ITS MANUFACTURING AND QUALITY ASSURANCE PROCESSES AND SYSTEMS. THE COMPANY RESPONDED TO THE ISSUES RAISED BY THE FDA AND THE MANUFACTURING FACILITY IS SCHEDULED TO BE RE-INSPECTED BY THE FDA. THERE CAN BE NO ASSURANCE, HOWEVER, THAT THE COMPANY WILL BE ABLE TO SATISFY THE FDA'S CONCERNS, THAT THE FDA WILL NOT RAISE ADDITIONAL ISSUES ON RE-INSPECTION, OR THAT OTHER ACTIONS WILL NOT BE TAKEN WITH RESPECT TO THE COMPANY'S MANUFACTURING AND QUALITY ASSURANCE PROCESSES AND SYSTEMS. THESE AND OTHER RISKS ARE DETAILED IN THE COMPANY'S PUBLICLY AVAILABLE FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION INCLUDING THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1997. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CURRENTLY ANTICIPATED AS A RESULT OF SUCH RISKS.